UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 Under the
                         Securities Exchange Act of 1934

       For the month of: September 2005   Commission File Number: 0-30816

                           AURORA METALS (BVI) LIMITED
                               (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                            Vancouver, Canada V6B 3Z1
                     (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  [X]          Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AURORA METALS (BVI) LIMITED

Date: September 22, 2005                   BY:  /s/ John A.A. James
      ------------------                    -----------------------------
                                            John A.A. James
                                            President and Director

Date: September 22, 2005                   BY:  /s/ A. Cameron Richardson
      ------------------                    -----------------------------
                                            A. Cameron Richardson
                                            Chief Financial Officer and Director


                                  EXHIBIT INDEX

Exhibit   Description of Exhibit:

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1      Certification of Chief Executive Officer pursuant to 18 U.S.C.
          Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2      Certification of Chief Financial Officer pursuant to 18 U.S.C.
          Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 Aurora Metals (BVI) Limited second Quarter Report for 2005, including the Comparative Unaudited Financial Statements prepared in accordance with the U.S. generally accepted accounting principles ("US GAAP") and the notes thereto for the quarter ended June 30, 2005.


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